Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF EQUALITY GROUP

The name, business address, present principal employment and citizenship of the sole director of Equality Group are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Hongyu Wang	Room 5031, 5/F, Yau Lee Center, No. 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong SAR	Director of Equality Group	PRC

Equality Group is 100% owned by Mr. Hongyu Wang. Hongyu Wang is the sole director of Equality Group.